MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

January 24, 2007	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

DRILLING EXPANDS GOLD SYSTEM AT MIRANDA GOLD’S

HORSE MOUNTAIN PROJECT

Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to report results from the second round of drilling at the Horse Mountain project in Lander County, Nevada.  In late 2006 Barrick Gold Exploration Inc. (“Barrick”), Miranda’s joint venture partner, completed 8,650 ft (2,636.5m) of reverse-circulation drilling in three vertical holes.  Significant gold-bearing intervals include 90 ft of 0.022 oz Au/t and 50 ft of 0.017 oz Au/t in drill hole BHM-005.  Significant drill results are defined as mineralization grading better than 0.01 oz Au/t (0.343 g Au/t) over a 5-ft (1.5 m) length.

The holes were designed to offset BHM-001, a hole with 98.2 ft of 0.023 oz Au/t from 926.2 to 1024.4 ft. and test for potential feeder faults where they intersect favorable carbonate rocks.  Each hole intersected lower plate carbonate rocks beneath upper plate cover rocks.  Drill hole mineralized intervals are summarized below:

Hole Number	Interval (ft)	Length (ft)	Grade (oz Au/t)	Length (m)	Grade (g Au/t)
BHM-003	100-105	5	0.025	1.5	0.865
	1,140-1,145	5	0.015	1.5	0.503
	1,770-1,775	5	0.011	1.5	0.360
	1,790-1,795	5	0.014	1.5	0.483
	2,350-2,355	5	0.012	1.5	0.423
	2,780-2,800	20	0.013	6.1	0.440
	2,885-2,895	10	0.011	3.1	0.365
BHM-004	635-640	5	0.010	1.5	0.350
BHM-005	10-25	15	0.020	4.6	0.670
	120-125	5	0.013	1.5	0.459
	170-185	15	0.011	4.6	0.364
	315-320	5	0.015	1.5	0.507
	345-365	20	0.015	6.1	0.514
	480-505	25	0.017	7.6	0.596
	635-640	5	0.011	1.5	0.360
	750-755	5	0.022	1.5	0.762
	800-805	5	0.012	1.5	0.416
	925-1,015	90	0.022	27.4	0.753
(includes)	925-945	20	0.046	6.1	1.580

1,040-1,090	50	0.017	15.2	0.567
1,935-1,945	10	0.016	3.1	0.563
2,055-2,080	25	0.011	7.6	0.375
2,135-2,140	5	0.013	1.5	0.442
2,160-2,165	5	0.012	1.5	0.407
2,525-2,555	30	0.017	9.1	0.582
2,700-2,725	25	0.029	7.6	0.998

Drill holes BHM-003 and BHM-005 were drilled 1,440 ft (440m) and 1,835 ft (560m) southeast of BHM-001, respectively.  The holes targeted lower-plate carbonate rocks beneath strong upper-plate alteration, anomalous surface gold mineralization, northeast-trending faults and altered dikes at the Rum Dreams prospect.  BHM-005 intersected six separate 0.011 to 0.022 oz Au/t (0.377 to 0.753 g Au/t) zones over thicknesses of 25 to 90 ft (7.6 to 27.4m) in upper plate chert and lower plate carbonate rocks.  Arsenic, antimony, mercury and thallium values are strongly enriched in these gold zones.

Hole BHM-004 was drilled 770 ft (235m) west northwest of BHM-001 to test a zone of northwest and northeast striking faults.  The hole intersected altered and trace element enriched upper and lower-plate carbonate rocks, however, gold results did not exceed 5 ft of 0.01 oz Au/t (1.5m of 0.35 g Au/t).  The hole ended at 2,705 ft (824.7m) in the Hanson Creek Formation.

The Horse Mountain project lies ten miles west-northwest of the active Mine Complex, along the Cortez Gold Trend.  The conceptual target at Horse Mountain is a high-grade, Pipeline-Cortez Hills-West Leeville analogue in lower-plate carbonate rocks beneath upper-plate rocks.  The results from BHM-001 and BHM-005 remain open in all directions and they define a 5,300 ft northwest-southeast by 2,700 ft southwest-northeast corridor (1,600m by 800m) of hydrothermal alteration, elevated metal values, en echelon northeast-striking faulting, and thick low-grade gold mineralization in drill holes.  Miranda and Barrick geologists are encouraged by these results and recognize that additional drilling is warranted.

All drill samples were collected with a reverse-circulation drill using 5-ft sample intervals and were assayed by ALS Chemex Laboratories, Inc. of Sparks, Nevada. Gold results were determined using standard fire assay techniques on a 30-gram sample with an atomic absorption finish. Barrick QC/QA included the insertion of numerous standards and blanks.  QA/QC protocols included secure sample storage, handling and shipping, and the use of sample standards and repeat analysis.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration

Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Romarco Minerals Inc., Golden Aria Corp., and White Bear Resources Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Investor Relations 1-877-689-4580.

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.